Exhibit 2

...commitment to innovation and service excellence

2004 ANNUAL REPORT

TESCO

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Years ended December 31	2004	2003	2002	2001	2000

(millions of dollars)
Revenues	179.1	185.7	152.4	208.0	134.0
Gross profit	66.3	63.4	58.7	87.9	44.5
Margin %	37%	34%	39%	42%	33%
Operating contribution (deficiency)	9.5	1.8	1.2	34.1	11.8
Stock compensation expense	(3.0)	(1.7)	—	—	—
Financial income (expense)	(6.2)	(7.2)	(2.7)	(2.2)	(4.1)
Restructuring and other exceptional items	(4.9)	(28.1)	—	15.2	—
Pre-tax earnings (loss) from continuing operations	(4.6)	(35.2)	(1.5)	47.1	7.7
Income taxes (recovery)	3.0	(10.8)	(0.4)	15.3	2.7
Net income (loss) from continuing operations	(7.6)	(24.4)	(1.1)	31.8	5.0
Net income (loss)	(7.6)	(24.4)	(1.1)	35.6	4.8
Basic earnings (loss) ($ per share):
Continuing operations	$(0.22)	$(0.71)	$(0.03)	$0.95	$0.15
Discontinued operations	—	—	—	$0.11	$(0.01)
Net earnings (loss)	$(0.22)	$(0.71)	$(0.03)	$1.06	$0.15
Diluted earnings (loss) ($ per share):
Continuing operations	$(0.22)	$(0.71)	$(0.03)	$0.93	$0.15
Discontinued operations	—	—	—	$0.11	$(0.01)
Net earnings (loss)	$(0.22)	$(0.71)	$(0.03)	$1.04	$0.15
Total assets	278.7	337.4	348.4	347.7	282.0
Debt	17.9	67.2	72.8	73.8	69.3
Cash	18.9	52.1	58.7	134.6	56.6

Net debt (cash on hand)	(1.0)	15.1	14.1	(60.8)	12.7

Shareholders’ equity	219.0	221.5	240.1	237.1	188.5

Quarters ended	12/31/04	09/30/04	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03	03/31/03

(millions of dollars)
Revenues	45.5	45.8	38.9	48.8	39.9	48.6	50.4	46.8
Gross profit	17.7	18.2	13.8	16.6	14.0	15.7	15.5	18.2
Margin %	39%	40%	36%	34%	35%	32%	31%	39%
Operating contribution (deficiency)	3.1	4.0	(0.2)	2.6	(0.6)	0.7	(0.3)	2.0
Stock compensation expense	(1.1)	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	—
Financial income (expense)	(2.2)	(1.5)	(1.0)	(1.5)	(1.8)	(3.1)	—	(2.3)
Restructuring and other exceptional items	(4.9)	—	—	—	(7.5)	—	(20.6)	—
Pre-tax earnings (loss)	(5.1)	1.7	(1.7)	0.5	(10.4)	(3.0)	(21.5)	(0.2)
Income taxes	2.2	0.7	(0.3)	0.4	(2.8)	(0.8)	(7.1)	(0.1)
Net income (loss)	(7.2)	1.0	(1.4)	0.1	(7.6)	(2.2)	(14.4)	(0.1)
Basic and diluted net earnings (loss) ($ per share)	$(0.21)	$0.03	$(0.04)	$0.00	$(0.22)	$(0.06)	$(0.42)	$0.00
Total assets	278.7	326.7	318.5	323.7	325.1	325.6	319.5	348.4
Debt	17.9	65.2	69.3	68.0	67.2	70.4	62.9	68.2
Cash	18.9	56.0	56.1	48.2	52.1	35.6	29.6	32.6

Net debt (cash on hand)	(1.0)	9.2	13.2	19.8	15.1	34.8	33.3	35.6

Shareholders’ equity	219.0	224.9	221.5	222.3	221.5	228.5	229.9	242.6

(1)	Gross profit and Operating contribution (deficiency) are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), these measures are useful supplemental measures of the Corporation’s operating performance. Investors are cautioned that neither Gross profit nor Operating contribution (deficiency) should be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Gross profit and Operating contribution (deficiency) may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

TESCO CORPORATION
4	2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 23, 2005 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2004, 2003 and 2002. Additional information, including the Corporation’s Annual Information Form is filed on SEDAR at www.sedar.com.

Results of Operations

Overview

During 2004, TESCO put in place a new senior management team, commenced a significant strategic realignment and took substantial steps to improve its balance sheet and cost structure. The addition of Julio Quintana and Mike Kearney as Chief Operating and Financial Officers, respectively, in the latter half of the year adds substantial industry and management expertise to TESCO’s executive team; in addition, it permits the continuing members of the team to focus more clearly on their own areas of competence.

Under the leadership of the new management team, TESCO completed the realignment of its corporate strategy and the structure in which it will deliver its services and products to its customers in the oil and gas industry in early 2005. As the Corporation continues to better balance its technology development capability with its technology deployment focus, it undertook a review of its organizational structure in order to streamline and enhance the effectiveness of its business lines. Going forward, TESCO will organize its activities into two businesses, Top Drives and Casing Services. The Top Drive business will comprise of top drive sales, top drive rentals, and aftermarket sales and service. The Casing Services business will include casing drilling and casing running, as well as downhole tool rental and accessory sales. These changes, which take effect from January 1, 2005, will be reflected in TESCO’s financial reporting starting with the Corporation’s first quarter report for the three months ending March 31, 2005.

In October 2004, TESCO retired its US$46.5 million Senior Notes. The retirement of the Notes, which carried an interest rate of 7.59%, was funded out of cash on hand and a bank line of credit. At current interest rates, management estimates that TESCO will reduce its net annual interest expense by $3.0 million from the retirement of the Notes. In addition, the Corporation believes it has increased its financial flexibility, as the Notes required TESCO to meet a number of restrictive covenants. Also during 2004, management took steps to rationalize its assets. The land position that had been acquired in Calgary was sold. The top drive rental fleet was reduced to 123 at year end from 129 at the beginning of the year and the carrying value of some units in the fleet was written down to reflect a realistic assessment of their recoverable value. A decision to consolidate TESCO’s manufacturing activities in 2005 has made it necessary to anticipate the disposal of a substantial number of the machine tools acquired with the machining facility in 2003; the expected loss on this disposal has been provided for in the 2004 financial results.

The realignment of the corporate structure allowed TESCO to reduce its management personnel in some areas. The cost of these staff reductions, together with other measures, is provided for in the 2004 financial results.

The Corporation has made these changes in an industry environment that continued to provide significant opportunities to oilfield service companies. The average annual number of active drilling rigs, as reported by Baker Hughes, for the last three years was:

TESCO CORPORATION
2004 ANNUAL REPORT	5

	2004	2003	2002

United States	1,190	1,032	831
Canada	369	372	266
Latin America (including Mexico)	290	244	214
Europe, Africa and Middle East	348	348	347
Asia Pacific	197	177	171

Worldwide average	2,394	2,174	1,829

Mitigating against this strength in the industry, the US dollar continued to devalue through the year against most other major currencies, including the Canadian dollar. The exchange rate for the US to the Canadian dollar which started 2004 at US$1.00/C$1.29, ended the year at US$1.00/C$1.20, a 7% devaluation. This devaluation of the US dollar against the Canadian currency affects both reported revenues and margins, since approximately 80% of the Corporation’s revenues are earned in US dollars but a substantially lower percentage of expenses included in cost of sales are denominated in US dollars.

Years Ended December 31, 2004, 2003 and 2002

Over the three years ended December 31, 2004, the mix of the Corporation’s business has changed. The relative revenues contributed by the Corporation’s different product lines over the last three years was as follows:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives	63%	69%	90%
Casing Drilling®	12%	14%	5%
Casing Running	21%	14%	2%
Other	3%	3%	3%

The most significant single factor in the change in mix was the acquisition of the business and assets of Bo Gray and A&M in the fourth quarter of 2002. Revenues from this acquisition account for 82% of Casing Running revenues in 2004, 93% in 2003 and all of the 2002 Casing Running revenues.

REVENUES

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives	69,950	73,715	81,268
Casing Running
– conventional	31,354	24,147	3,691
– proprietary	6,967	1,800	—
Casing Drilling®
– contract drilling	13,189	17,911	5,383
– downhole tools	1,681	2,100	—
– casing accessories	6,100	6,091	1,746
Other	2,788	2,031	2,345

	132,009	127,795	94,433

TESCO CORPORATION
6	2004 ANNUAL REPORT

Revenue from the operation of portable top drives declined 5% from 2003 to 2004 and 9% from 2002 to 2003. The 2004 decrease was principally attributable to a reduction in operating days from 19,343 in 2003 to 18,879 in 2004, while the 2003 decrease was the result of lower average daily operating rates.

The geographical distribution of top drive operating days and average daily operating rates over the last three years are as follows:

Operating days	2004		2003		2002
Region	Days	%	Days	%	Days	%

United States	7,129	38	6,119	32	5,850	32
Canada	2,490	13	3,360	17	2,358	13
S. America	3,147	17	2,140	11	2,879	16
Mexico	1,918	10	3,728	19	3,562	19
Asia/Pacific	3,266	17	2,341	12	2,217	12
Europe, Africa, Middle East	929	5	1,655	9	1,495	8

	18,879		19,343		18,361

Average daily operating rates	$3,705		$3,811		$4,415

TESCO earns casing running revenues from its conventional casing running business, which was acquired in the fourth quarter of 2002, and from the application of its proprietary casing running technology. The conventional business generated revenues of $31.4 million in 2004, a 30% increase from 2003, a result of increased business volumes driven by increased drilling activity in the North Louisiana and East Texas regions in which TESCO operates this business. TESCO began marketing its proprietary casing running process in 2003 and generated revenues of approximately $1.8 million in that year. In 2004, revenues increased to $7.0 million, nearly four times the 2003 amount.

Casing Drilling® revenues in 2004 totaled $21.0 million, down $5.0 million from the previous year. This reduction was the result of the Corporation’s shift in focus to improving profit margins from the deployment of this technology. In 2003, revenues had increased by $18.9 million from $7.1 million in 2002 as a result of a full year of operation in South Texas for all three of the Corporation’s purpose-built drilling rigs and additional Casing Drilling® work from contracts in Mexico and Brazil.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives
– unit sales	26,903	34,139	40,887
– parts sales and service	16,736	19,928	15,090
Other	3,413	3,774	2,003

Total third party	47,052	57,841	57,980
Internal sales	27,138	39,245	47,632

Total revenues	74,190	97,086	105,612

Portable Top Drive units sold	22	32	25

The Products Division sells and provides after-sales support for the Corporation’s product line. Over the last three years, the division’s external sales have substantially all been related to the Portable Top Drive product line. Sales of top drive systems decreased in dollar value and units in 2004. Unit sales values vary significantly depending on the model and whether the unit was previously operated in TESCO’s rental fleet. The mix of unit sales over the last three years was:

TESCO CORPORATION
2004 ANNUAL REPORT	7

Years ended December 31	2004	2003	2002

($000)
New units
– electric	11	13	15
– hydraulic	5	13	10

	16	26	25

Used units	6	6	—

Total units sold	22	32	25

Average sales value/unit	$1,223	$1,067	$1,635

In addition to selling top drive units, TESCO provides service and parts sales to support many of the sold units. Historically, this business has been operated principally from the Corporation’s Calgary base. The geographic spread of the installed base of TESCO’s sold top drive units has made it increasingly difficult to drive revenue growth for this activity. Towards the end of 2004, management has initiated steps to locate service and parts centers, including sales personnel, in strategic locations around the world to facilitate access to service and parts sales opportunities presented by the increasing size of the installed base of sold top drives.

GROSS PROFIT AND OPERATING CONTRIBUTION

Years ended December 31	2004		2003		2002

Sales	179,061	100%	185,663	100%	152,413	100%

Gross profit	66,294	37%	63,392	34%	58,700	39%
Less:
Selling, general and administrative	34,002	19%	34,854	19%	33,649	22%
Product development	3,882	2%	9,893	5%	11,757	8%
Depreciation	18,905	11%	16,862	9%	12,077	8%

Operating contribution	9,505	5%	1,783	1%	1,217	1%

GROSS PROFIT

The Corporation’s gross profit in 2004 increased to $66.3 million from $63.4 million in the previous year on a reduced revenue base. The improvement in gross margin percentage is attributable to the actions taken in 2003 to realign the Corporation’s cost structure. These benefits were offset to some degree by the devaluation of the US dollar against the Canadian dollar. The Corporation operates in geographic markets, other than Canada, in which oilfield services are priced in US dollars. This limits management’s flexibility to adjust the prices for its products and services to compensate for the relative increase in the Corporation’s Canadian dollar cost base.

OPERATING CONTRIBUTION

Operating contribution, which is computed as gross profit less selling, general and administrative expenses, product development expense and depreciation, is considered by management to be a useful, supplemental, measure of TESCO’s financial performance.

Selling, General and Administrative

Selling, general and administrative expenses decreased slightly to $34.0 million compared with 2003. Reductions in general and administrative expenses from actions taken in 2003 to realign the Corporation’s cost structure resulted in savings of approximately $1.9 million during the year. These savings were offset by increased selling expenses as the Corporation hired additional sales personnel and by incremental costs incurred towards the end of the year as the Corporation began the work necessary to meet the financial controls certification requirements of the U.S. Sarbanes Oxley legislation.

      TESCO CORPORATION
8    2004 ANNUAL REPORT

Product Development

The Corporation began to reduce its product development expense in 2003 in response to the increasing maturity of the Corporation’s new Casing Drilling® and casing running technologies. In the final quarter of 2003, product development expense was $1.2 million compared to $2.8 million in the first quarter. During 2004, this quarterly rate of $1.2 million was further reduced resulting in a 2004 product development expense of $3.9 million.

Depreciation

Depreciation expense in 2004 was $18.9 million, an increase of $2.0 million from the prior year. Depreciation of the machining facility acquired mid-way through 2003 for a full year in 2004 added $0.9 million to the current year depreciation expense. The balance of the increase was the result of adding new casing services equipment.

Stock Compensation Expense

The Corporation began recording an expense in respect of employee stock options in 2003 for options granted after December 31, 2002. The increase in this expense in 2004 compared with 2003 is the result of options granted in 2004.

FINANCIAL EXPENSES

Years ended December 31	2004	2003	2002

($000)
Interest income	750	630	2,473
Interest expense	4,170	5,259	5,606

Net interest expense	3,420	4,629	3,133
Foreign exchange (gain) loss	2,316	3,048	1,135
Other financial items	491	(458)	(1,570)

	6,227	7,219	2,698

Cash balances, short-term interest rates and the exchange rate of the US dollar on the dates indicated were:

	Cash	Bank of Canada	Exchange
	balance	rate	rate
Average for the year:	($ million)	(%)	(US/Cdn.$)

2002	106.6	2.70	1.57
2003	40.0	3.19	1.41
2004	43.9	2.70	1.31

Net interest expense was lower in 2004 compared with 2003 principally as a result of the retirement of the Corporation’s Senior Notes on October 15, 2004. The monthly interest expense on these Notes was approximately US$295,000. The increase in net interest expense in 2003 compared with 2002 was principally the result of a reduction in interest income earned on the Corporation’s cash balances, which were lower throughout 2003 as compared with 2002.

The Corporation’s foreign exchange losses are principally the result of the significant devaluation over the last two years of the US dollar relative to the Canadian dollar. Since TESCO earns approximately 80% of its revenues in US dollars, the Corporation’s cash and receivables balances denominated in US dollars typically exceed its US dollar denominated accounts payable and debt obligations resulting in foreign exchange translation losses when the US dollar devalues relative to the Canadian dollar.

TESCO CORPORATION
2004 ANNUAL REPORT    9

Restructuring and Other Exceptional Items

Under the leadership of the new management team, TESCO completed the realignment of its corporate strategy and the structure in which it will deliver its services and products to its customers in the oil and gas industry in early 2005. As the Corporation continues to better balance its technology development capability with its technology deployment focus, it undertook a review of its organizational structure in order to streamline and enhance the effectiveness of its business lines. As a result of this review, actions were taken or committed to that resulted in the Corporation recording substantial charges against earnings in the final quarter of 2004 that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Workforce reduction. The Corporation committed to significant personnel reductions in the Houston and Calgary offices in December 2004. In addition, the Corporation committed to shutting down its operations in Algeria. Full provision has been made for severance and other costs associated with these closures.	$1,950

Rationalization of manufacturing facilities. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. A provision was taken in 2003 for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs. The Corporation completed the sale of all of the land in 2004 at an amount that resulted in a recovery of $377 over the written down value. In 2004, management committed to a plan to consolidate all of its manufacturing activities into the machine shop building acquired in 2003. This plan requires the disposal of a number of the machine tools acquired with the building. Management has written down the book value of these machines to their estimated recoverable value, established through an independent appraisal obtained in February 2005, resulting in a charge of $1,174.
797

Impairment of drilling equipment. The Corporation has identified certain assets included in its fleet of drilling equipment that management has assessed as being unable to recover their capitalized cost over their economic life. These assets, which consist of prototype or specific purpose items, were put into service at a cost in excess of that which is recoverable from the activities for which they will now be utilized.	2,104

$4,851

Income Taxes

The Corporation conducts business in and is taxable on profits earned in a number of different jurisdictions around the world. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in and tax rates applicable to these different jurisdictions. In 2004, the Corporation conducted an analysis of tax assets and liabilities and as a result there was a reduction in deferred tax assets in the amount of $3.3 million. This had the effect of increasing the effective tax rate for 2004.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996-2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996-2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005-2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and

      TESCO CORPORATION
10  2004 ANNUAL REPORT

management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. The Corporation’s exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $10.9 million prior to the favorable court decision related to 1997-1999. The reassessments in respect of 1996 and 2000 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $4.8 million, of which approximately $4.0 million has been paid and is included as a long term receivable in Intangible and Other Assets. TESCO continues to believe that the basis for the reassessments is incorrect. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican Tax Authorities recommence audit proceedings and issue new reassessments for 1997-1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for all years of 1996-2000, the maximum exposure would be $15.7 million.

Quarter Ended December 31, 2004

Revenues in the final quarter of 2004 were down slightly from the previous quarter as a $3.7 million decrease in revenues from sales of top drives was offset by increases in both Casing Drilling® and casing running revenues. Revenues from the operation of TESCO’s proprietary casing running system increased sequentially in the quarter to $2.7 million from $1.8 million, a 50% growth rate. Gross margin percentage in the quarter was adversely affected by the accrual of anticipated settlement costs arising from a fatality accident in the Bo Gray casing running division. The Corporation incurred a small loss before restructuring and other exceptional items compared to earnings of $1.7 million in the immediately preceding quarter. Product development expense in the fourth quarter was $0.5 million; in conjunction with the strategic realignment initiative, management has identified a number of critical product development projects for 2005 which is expected to result in an increase in product development expense in 2005 to approximately $5.0 million. Stock compensation expense for the quarter was $1.1 million, which was an increase of $0.3 million from the preceding quarter, the result of a full quarter’s expense related to options granted at the end of the previous quarter. Financial expense increased by $0.7 million to $2.2 million in the quarter. Net interest expense decreased by $0.8 million as a result of the elimination of interest expense on the Senior Notes, which were retired on October 15. This saving was offset by a foreign exchange translation loss of $1.8 million in the quarter, $1.4 million higher than the translation loss recorded in the preceding quarter. During the fourth quarter, the exchange rate for the US dollar to Canadian dollars went from approximately US$1.00/C$1.27 to US$1.00/C$1.20.

Transactions with Related Parties

Drillers Technology Corp. (“DTC”) is a drilling contractor with which the Corporation has had and continues to have business transactions, both as a vendor and a customer, on normal commercial terms. DTC was related to TESCO by virtue of the Corporation’s 22% equity ownership of DTC’s common shares and the appointment of two of the Corporation’s executives to the Board of Directors of DTC. After May, 2003, when the Corporation’s equity ownership was diluted to 18% and its representation was reduced to one member of DTC’s seven person Board, DTC was no longer considered to be related to the Corporation. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation was related to DTC:

TESCO CORPORATION
2004 ANNUAL REPORT  11

	2003	2002

Revenues	$2,050	$916
Cost of sales	234	1,341
Product development expense	—	2,013
Accounts receivable	—	733
Accounts payable	—	—

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

Accounting for Stock Options

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

Allowance for Doubtful Accounts Receivable

The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

Excess and Obsolete Inventory Provisions

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, investment, goodwill and intangible and other assets, comprise a substantial portion of the Corporation’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires management to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions or technological developments. Significant, unanticipated changes in circumstances could make these assumptions invalid and require changes to the carrying value of the Corporation’s long-lived assets.

Income Taxes

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and

      TESCO CORPORATION
12  2004 ANNUAL REPORT

liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarification of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation’s future tax assets.

Accounting Changes

The Corporation has not made any changes to or adopted any new accounting policies in 2004.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants (CICA) mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any currently proposed changes that would affect the Corporation’s accounting policies, nor is management considering any changes from existing policies.

Liquidity and Capital Resources

TESCO’s net cash or debt position for the last three years comprised the following items:

	2004	2003	2002

Cash	18,879	52,075	58,687
Bank borrowings	(12,036)	—	—

Net cash (bank borrowings)	6,843	52,075	58,687
Senior Notes	—	60,024	72,833
Other long term debt	5,903	7,194	—

Net debt (cash)	(940)	15,143	14,146

During 2004, the Corporation retired US$46.5 million of Senior Notes. Retirement of these Notes was funded from the Corporation’s cash resources supplemented by drawing down US$10.0 million on the existing bank operating line. At December 31, 2004, the Corporation’s cash balances were $18.9 million, which exceeded its bank borrowings and long term debt by approximately $1.0 million. The Corporation has available to it additional, undrawn lines of credit with its bankers which, at December 31, 2004, amounted to $21.9 million.

	2004	2003	2002

Accounts receivable	41,661	41,817	58,808
Inventories	33,238	38,791	42,915
Accounts payable	(29,543)	(34,013)	(26,220)

	45,356	46,595	75,503

The Corporation’s investment in working capital, excluding cash, has decreased to $45.4 million at December 31, 2004 from $75.5 million at December 31, 2002. The reduction of $1.2 million during 2004 is principally attributable to a $5.6 million reduction in inventories.

During the year, the Corporation reduced the carrying value of its non-current assets by $21.7 million, the largest component of which was the depreciation, amortization and impairment charges taken in the year. Net expenditures on property, plant and equipment were $4.4 million, comprising $10.2 million of expenditures, most of which related to the addition of equipment related to TESCO’s casing running business million, less $5.8 million of proceeds, primarily from the sale of top drives previously included in the rental fleet. The Corporation also realized $9.5 million from the sale of its Calgary land holding.

TESCO CORPORATION
2004 ANNUAL REPORT    13

Goodwill increased by $3.6 million as the Corporation accrued the final payment of the purchase price for the Bo Gray acquisition; this amount was paid in January 2005.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items. The Corporation was not a party to any derivative financial instruments at December 31, 2004, 2003 or 2002.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2004 is $5,903 (2003 – $70,931, 2002 – $77,230).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

The Corporation was committed to make payments pursuant to contractual obligations at December 31, 2004 as follows:

	Payments Due
Nature of obligation	2005	2006/2007	2008/2009	After 2009	Total

Mortgage	$232	$2,324	$—	$—	$2,556
Capital lease	850	1,700	1,330	—	3,880
Operating leases	1,336	1,169	243	—	2,748

	$2,418	$5,193	$1,573	$—	$9,184

Payments due on debt and capital lease commitments include contractually required interest payments. Obligations denominated in currencies other than Canadian dollars are converted at exchange rates in effect at year end.

Share Capital

At March 16, 2005, the Corporation’s issued and outstanding share capital consisted of 34,993,280 voting common shares with no par value and had granted options to acquire a further 2,317,625 voting common shares to employees. The Corporation has no other voting securities or rights to acquire voting securities outstanding.

        TESCO CORPORATION
14    2004 ANNUAL REPORT

Outlook

According to World Oil, drilling activity for the last three years and forecast for 2005 is:

Years ending December 31	2005		2004	2003		2002
	(forecast	)		(actual	)
Wells drilled
- US	39,958		37,257	30,498		28,901
- Canada	23,016		22,060	19,622		15,026
- Latin America	4,294		3,870	3,556		3,087
- Europe, N. Africa, Middle East	9,163		8,942	8,733		8,608
- Far East	12,555		12,538	12,309		12,853

Worldwide	88,986		84,667	74,718		68,475

Management believes that the anticipated continuing strength in drilling activity and, in particular, well complexity provides significant opportunities for TESCO. Management has concluded a strategic realignment and taken steps to improve its balance sheet and cost structure with a view to enhancing the Corporation’s ability to pursue these opportunities successfully. Going forward, TESCO has organized its activities into two businesses, Top Drives and Casing Services. The Top Drive business includes top drive sales, top drive rentals and aftermarket sales and service. The Casing Services business includes Casing Drilling® and Casing Running, as well as downhole tool rental and accessory sales. TESCO is committed to expanding its role as a leading service provider to the drilling industry. All services and products will be delivered through geographic business units to provide customers with a single point of contact for all of TESCO’s products and services. Locating TESCO’s key resources as close to the customer as possible is intended to provide improved response time to customers’ needs.

Top Drives

TESCO has been an innovator in the top drive market since its inception and intends to continue to develop and refine its product line. The Corporation plans to emphasize the sales of top drives, broaden the marketing of its top drive rental fleet and expand its position as a top provider of after market sales and service. In particular, management intends to focus on lowering the Corporation’s cost structure while continuing to expand TESCO’s efforts to increase its share of the market for top drive rentals and sales in the Eastern Hemisphere.

Casing Services

To date, TESCO’s Casing Running strategy has focused on the high value benefits of rotating and circulating casing. Moving forward, management will attempt to mainstream this technology by further emphasizing the benefits of the fully-mechanized nature of its proprietary Casing Running technology and the significant resulting safety improvements and reduction in the staffing requirements of casing crews. The Corporation will also focus on expanding its Casing Running services into the offshore drilling markets.

TESCO’s Casing Drilling® strategy will continue to emphasize the Corporation’s position as the only provider of integrated Casing Drilling® services and continue to leverage its expertise to expand its interval Casing Drilling® service. The Corporation believes that these steps should help to amplify the marketplace’s awareness of Casing Drilling® as the best broad-based solution for drilling many wells. This technology has been generating substantial value for our clients and TESCO is committed to capturing a higher percentage of this value for our shareholders. As such, the Corporation is investigating several options for maximizing this value capture.

TESCO CORPORATION
2004 ANNUAL REPORT    15

MANAGEMENT’S REPORT

Management is responsible for the preparation of the consolidated financial statements and the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Corporation’s circumstances. The financial and operating information included in this annual report is consistent, in all material respects, with that contained in the consolidated financial statements.

The Corporation maintains systems of accounting and internal controls to provide reasonable assurance that its financial information is reliable, relevant and accurate, and that its assets are adequately safeguarded.

The Audit Committee, consisting of three non-executive directors, is responsible for reviewing the consolidated financial statements and other financial information contained in this annual report and overseeing management’s performance of its financial reporting responsibilities. The external auditors have unlimited access to the Audit Committee, are appointed by the Shareholders, and have independently examined the consolidated financial statements on the recommendation of the Audit Committee.

Robert M. Tessari
President and Chief Executive Officer
Calgary, Alberta, Canada

March 14, 2005

        TESCO CORPORATION
16    2004 ANNUAL REPORT

AUDITORS’ REPORT

To the Shareholders of TESCO Corporation

We have audited the consolidated balance sheets of TESCO Corporation as at December 31, 2004, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

March 14, 2005

TESCO CORPORATION
2004 ANNUAL REPORT    17

Consolidated Balance Sheets

As at December 31
(Thousands of Canadian Dollars)

	NOTES	2004	2003	2002
ASSETS

CURRENT ASSETS
Cash and short term deposits		$18,879	$52,075	$58,687
Accounts receivable		40,940	41,817	58,808
Income taxes recoverable		4,074	1,641	4,878
Inventories	4	33,999	38,791	42,915
Future income taxes	14	6,071	6,779	—

		103,963	141,103	165,288

Property, plant and equipment	5	127,043	145,030	151,778
Property held for sale	6	1,027	8,437	—
Investment	7	7,830	7,830	10,324
Goodwill	2	11,106	7,504	4,170
Future income taxes		15,636	12,284	5,355
Intangible and other assets	8	12,127	15,191	16,875

		174,769	196,276	188,502

		$278,732	$337,379	$353,790

LIABILITIES
CURRENT LIABILITIES
Bank borrowings		$12,036	$—	$—
Accounts payable and accrued liabilities		29,543	34,013	26,220
Current portion of long term debt	9	3,095	63,448	—

		44,674	97,461	26,220

Long term debt	9	2,808	3,770	72,833
Future income taxes	14	12,271	14,630	13,963

		15,079	18,400	86,796

		59,753	115,861	113,016

Contingencies	10

SHAREHOLDERS’ EQUITY
Share capital		157,237	155,237	151,826
Contributed surplus		4,741	1,711	—
Retained earnings	11	57,001	64,570	88,948

		218,979	221,518	240,774

		$278,732	$337,379	$353,790

Signed on behalf of the Board of Directors

Robert M. Tessari	William S. Rice
Director	Director

        TESCO CORPORATION
18    2004 ANNUAL REPORT

Consolidated Statements of Income and Retained Earnings
For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)

	NOTES	2004	2003	2002

SALES		$179,061	$185,663	$152,413
Cost of sales		112,767	122,271	93,713

Gross profit		66,294	63,392	58,700

EXPENSES
Product development		3,882	9,893	11,757
Selling, general and administrative		34,002	34,854	33,649
Depreciation and amortization		18,905	16,862	12,077
Stock Compensation		3,030	1,711	—
Financial expense	12	6,227	7,219	2,698

		66,046	70,539	60,181

Earnings (loss) before restructuring charges and other exceptional items, income taxes and discontinued operations		248	(7,147)	(1,481)
Restructuring charges and other exceptional items	13	(4,851)	(28,080)	—

Loss before income taxes		(4,603)	(35,227)	(1,481)

Income taxes
Current		5,824	2,193	(2,735)
Future		(2,458)	(13,042)	2,390

	14	(2,966)	(10,849)	(345)

Net loss for the year		(7,569)	(24,378)	(1,136)
Retained earnings, beginning of year		64,570	88,948	90,084

Retained earnings, end of year		$57,001	$64,570	$88,948

Earnings (loss) per share
Basic and diluted		$(0.22)	$(0.71)	$(0.03)
Weighted average number of shares		34,778,463	34,542,532	34,185,631

TESCO CORPORATION
2004 ANNUAL REPORT	19

Consolidated Statements of Cash Flows
For the Years Ended December 31
(Thousands of Canadian Dollars)

	NOTES	2004	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the year		$(7,569)	$(24,378)	$(1,136)
Adjusted for items not requiring an outlay of cash
Stock compensation expense		3,030	1,711	—
Future income taxes		(2,458)	(13,042)	2,390
Impairment losses and other non cash exceptional charges		3,340	5,430	—
Depreciation and amortization		18,905	16,862	12,077
Gain on sale of property, plant and equipment		(842)	—
Amortization of financial items		73	99	101
Equity in earnings of affiliate	7	—	(364)	(31)
Amortization of deferred maintenance costs	8	—	2,105	368
Unrealized foreign exchange (gains) losses		(170)	(4,522)	(283)

		14,309	(16,099)	13,486
Changes in non-cash balances affecting operations	15	(3,779)	28,811	(17,440)
Expenditures on deferred maintenance costs		—	—	(2,473)

		10,530	12,712	(6,427)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(10,107)	(24,024)	(57,600)
Proceeds on sale of property, plant and equipment		5,755	5,211	275
Proceeds on property held for resale		9,530	—	—
Purchase of Bo Gray assets	2	(3,602)	(3,334)	(16,790)
Intangible and other assets:
- payments		(2,203)	(2,536)	(5,704)
- receipts		3,328	—	317

		2,701	(24,683)	(79,502)
Increase in accounts payable from:
Additions to property, plant and equipment		341	—	5,653
Purchase of Bo Gray assets		134	3,334	—

		3,176	(21,349)	(73,849)

FINANCING ACTIVITIES
Proceeds from bank borrowings		12,639	7,947	—
Repayments of long term debt		(59,667)	(430)	—
Issue of share capital	11	2,000	3,411	4,843

		(45,028)	10,928	4,843

Effect of unrealized foreign exchange gains (losses) on cash balances		(1,874)	(8,903)	(448)

Decrease in cash and cash equivalents		(33,196)	(6,612)	(75,881)
Net cash and cash equivalents, beginning of year		52,075	58,687	134,568

Net cash and cash equivalents, end of year		$18,879	$52,075	$58,687

Cash is comprised of:
Bank balances		$11,069	$21,244	$11,367
Money market instruments		7,810	30,831	47,320

		$18,879	$52,075	$58,687

TESCO CORPORATION
20	2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements
For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)

TESCO Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in many oil producing regions around the world.

1. Accounting Policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant specific accounting policies applied by the Corporation are:

(a) Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned.

(b) Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies are translated to Canadian dollars on the following basis:

•	monetary assets and liabilities, at the exchange rate prevailing at period end;

•	non-monetary assets and liabilities at historic rates of exchange;

•	revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.

Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in the statement of earnings.

(c) Revenues

Revenue from services, including the provision of the Corporation’s drilling equipment, is recognized as the services are rendered based upon agreed daily, hourly or job rates. Revenue from the sale of products, other than equipment built pursuant to specialized manufacturing contracts, is recognized when the product is delivered to the customer with no right of return. Revenue from the sale of equipment built pursuant to specialized manufacturing contracts is recognized over the term of the contract by applying the percentage of completion method using measurements of progress towards completion appropriate for the work performed. Anticipated losses on such contracts are provided for in full when any such loss is identified.

The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d) Cash

Cash includes investments in highly liquid money market instruments which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis.

(f) Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

TESCO CORPORATION
2004 ANNUAL REPORT	21

(g) Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

Asset Category	Description	Method	Rate
Land, buildings and	Land	None	—
leaseholds	Buildings	Straight line	20 years
	Wellsite training centre	Straight line	10 years
	Leasehold improvements	Straight line	Lease term

Drilling equipment	Major equipment	Usage	1,650 - 3,650 days
	Support equipment	Declining balance	40%

Manufacturing equipment		Declining balance	20%

Office and other	Computer hardware and software	Straight line	3-5 years
	Furniture, equipment and vehicle	Declining balance	20% - 30%

Technology and development cost		Straight line	12 years

The estimated residual value of all capital assets is immaterial.

(h) Investment

Investments are accounted for at cost, except where the Corporation has significant influence over the strategic business decisions of the investee, in which case the investment is accounted for using the equity method. Provision is made for any decline in the carrying value of an investment that is considered to be other than temporary.

(i) Goodwill

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible net assets of the acquired businesses at the time of their acquisition, is considered to have an indefinite life and is carried at the lower of cost and fair value. Annually, on the anniversary of the acquisition date, management assesses the fair value of goodwill. Any resulting impairment loss is charged to income and disclosed separately in the statement of income.

(j) Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate.

(k) Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(l) Stock-based compensation

Commencing in 2003, the Corporation recognizes a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 11. The expense is equal to the estimated fair value of the option at its grant date and is amortized over the vesting period of the option. The compensation expense recognized in income is adjusted for options that are forfeited prior to vesting at the time of forfeiture. Compensation expense is initially credited to contributed surplus and transferred to share capital when the option is exercised. No compensation expense is recognized in respect of stock options granted prior to January 1, 2003. Consideration received on the exercise of stock options is credited to share capital.

TESCO CORPORATION
22	2004 ANNUAL REPORT

(m) Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of in the money options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti dilutive.

2. Acquisition

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. The assets and operations of Bo Gray are included in the Wellsite Services Division of the Corporation. No cash or cash equivalents were acquired. These financial statements include the results of operations for Bo Gray from November 1, 2002. The assets acquired and consideration given up were as follows:

Assets acquired:
Working capital	$2,193
Property, plant and equipment	10,427
Goodwill
– arising on date of acquisition	4,170
– arising from deferred purchase consideration	6,936

$23,726

Consideration:
Cash paid	20,258
Payable in respect of deferred purchase amount	3,468

$23,726

In addition to the cash consideration paid at the time of acquisition, the vendors were entitled to receive a maximum of a further U.S.$5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005 (of which US$2,913 is due in respect of the year ended October 31, 2004 and is payable by January 29, 2005, and US$2,622 was paid in respect of the year ended October 31, 2003). All of the goodwill acquired as a result of this acquisition is depreciable for income tax purposes.

3. Financial Instruments

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets (Note 8), by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2004 is not materially different than its carrying value of $5,903 (2003 — $70,931, 2002 — $77,230).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items (Note 12). The Corporation was not a party to any derivative financial instruments at December 31, 2004, 2003 or 2002.

TESCO CORPORATION
2004 ANNUAL REPORT	23

4. Inventories

	2004	2003	2002

Drilling equipment held for sale	$—	$—	$673
Manufacturing work in progress	4,659	9,460	11,278
Components for manufacturing and field service	29,340	29,331	30,964

	$33,999	$38,791	$42,915

5. Property, Plant and Equipment

		Accumulated
		Depreciation and
At December 31, 2004	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$15,205	$4,041	$11,164
Wellsite training centre	7,228	1,819	5,409
Drilling equipment	151,936	51,781	100,155
Work in progress	1,555	—	1,555
Manufacturing equipment	7,569	4,262	3,307
Office and other	19,862	14,409	5,453

	$203,355	$76,312	$127,043

		Accumulated
		Depreciation and
At December 31, 2003	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$12,419	$3,890	$8,529
Wellsite training centre	7,208	881	6,327
Drilling equipment	154,745	43,118	111,627
Work in progress	2,331	—	2,331
Manufacturing equipment	10,871	3,485	7,386
Office and other	17,144	8,314	8,830

	$204,718	$59,688	$145,030

		Accumulated
		Depreciation and
At December 31, 2002	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$19,170	$2,984	$16,186
Wellsite training centre	7,174	163	7,011
Drilling equipment	144,610	35,169	109,441
Work in progress	10,141	—	10,141
Manufacturing equipment	5,398	2,383	3,015
Office and other	12,744	6,760	5,984

	$199,237	$47,459	$151,778

Manufacturing equipment includes $2,082 (2003 — $5,074, 2002 — Nil) of cost and $557 (2003 - $409, 2002 — Nil) of accumulated depreciation relating to assets acquired under capital leases.

Drilling equipment includes related manufacturing costs and overhead. Work in progress, which relates to drilling equipment under construction, is not depreciated. The net book value of drilling equipment included in cost of sales for the year is $4,740 (2003 — $2,816 and 2002 — $ Nil).

6. Property Held for Sale

During the year ended December 31, 2003, the Corporation listed for sale land that it had purchased to construct an integrated manufacturing and corporate facility in Calgary. Management evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation wrote down the carrying value of the land by $2,614 to its estimated net realizable value of $8,437. This expense was included in the consolidated income statement as part of restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13). During the year ended December 31, 2004, the land was sold for net cash proceeds of $9,530. In connection with the sale of this land, the Corporation has retained an obligation for certain servicing costs, including road construction, for which full provision has been made in these financial statements.

TESCO CORPORATION
24	2004 ANNUAL REPORT

In 2004, management committed to a plan to consolidate manufacturing activities into a single building and certain machine tools acquired with the facility are to be sold. Management has written down the book value of these machines to a recoverable value and are now included in the balance sheet as property held for sale.($1,027)

7. Investment

The Corporation owns 5.4 million common shares of Drillers Technology Corp. (“DTC”), which had a market value at December 31, 2004 of $7,020. This investment was accounted for using the equity method until May 2003 when, as a result of a refinancing of DTC, the Corporation ceased to exercise significant influence over the strategic management and operating decisions of DTC. Included in the carrying value of the Corporation’s investment in DTC at December 31, 2004 is $1,578 of equity in DTC’s earnings (2003 – $1,578, 2002 – $1,214). At December 31, 2003, the Corporation recorded an impairment provision against the carrying amount of this investment, which is included as part of restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13).

DTC is a drilling contractor and the Corporation has had and continues to have business transactions with DTC, both as a vendor and a customer, on normal commercial terms. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation exercised significant influence over DTC’s strategic business decisions:

	2004	2003	2002

Revenues	$—	$2,050	$916
Cost of sales	—	234	1,341
Product development expense	—	—	2,013
Accounts receivable	—	—	733
Accounts payable	—	—	—

8. Intangible and Other Assets

	2004	2003	2002

Technology and development costs	$13,165	$13,165	$13,126
Less: accumulated amortization	5,907	4,810	3,713

	7,258	8,355	9,452

Deferred maintenance costs	—	—	2,473
Less: accumulated amortization	—	—	368

	—	—	2,105

Deposits, notes and other non-current receivable	4,869	6,836	5,318

	$12,127	$15,191	$16,875

The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation adopted this change prospectively and wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 was included in restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13).

TESCO CORPORATION
2004 ANNUAL REPORT	25

9. Long Term Debt

(a) Components of long term debt are:

	2004	2003	2002

U.S. $46,500 unsecured Senior Notes due on October 15, 2004 with interest at 7.59% payable semi-annually	$—	$60,097	$73,005
Less — deferred financing costs	—	(73)	(172)

	—	60,024	72,833

U.S. $3,760 lease obligation payable in equal monthly installments of U.S. $58 including interest at 4.59% secured by machinery and equipment with a net book value at December 31, 2004 of $3,730	3,512	4,492	—
U.S. $2,125 mortgage payable in equal monthly installments of U.S. $16 including interest at 4.25% secured by land and buildings with a net book value at December 31, 2004 of $5,698	2,391	2,702	—

	5,903	67,218	—
Less - current portion	3,095	63,448	—

	$2,808	$3,770	$72,833

(b) The Corporation has credit facilities with its primary Canadian bank that provide a maximum loan, repayable on demand, of $35,000. Credit facilities include a $15,000 unsecured operating line and a $20,000 secured line of credit. Interest on amounts drawn under the facilities are at the bank’s prime rate. At December 31, 2004, U.S. $10,000 was drawn under the unsecured facility (2003 – Nil, 2002 – Nil).

(c) From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 10(b)). When drawn on its primary Canadian bank, these letters of credit reduce the amount available to be drawn against the unsecured line of credit. At December 31, 2004, the Corporation had letters of credit outstanding drawn on its primary Canadian bank of $1,101. The Corporation also has an unsecured letter of credit facility of U.S. $3,000 with a second bank. At December 31, 2004, the Corporation had letters of credit outstanding drawn against this facility of U.S. $1,827.

10. Contingencies

(a) The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996 – 2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996 – 2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005 – 2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. The Corporation’s exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $13.5 million prior to the favorable court decision related to 1997 – 1999. The reassessments in respect of 1996 and 2000 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $4.8 million, of which approximately $4.0 million has been paid and is included as a long term receivable in Intangible and Other Assets. TESCO continues to believe that the basis for the reassessments is incorrect. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican Tax Authorities recommence audit proceedings and issue new reassessments for 1997 – 1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for all years of 1996 – 2000, the maximum exposure would be $15.7 million.

TESCO CORPORATION
26	2004 ANNUAL REPORT

(b) The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2004 the total exposure to the Corporation under outstanding letters of credit and similar instruments was $18,374, including $3,300 issued under the bank credit facilities described in Note 9 (b).

(c) The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

11. Share Capital

(a) Authorized

•	Unlimited common shares without par value

•	Unlimited first preferred shares issuable in series

•	Unlimited second preferred shares issuable in series

(b) Issued common shares

	Number of shares	Amount

Balance — December 31, 2001	33,891,931	$146,983
Issued for cash on exercise of options	450,865	4,843

Balance — December 31, 2002	34,342,796	151,826

Issued for cash on exercise of options	363,334	3,411

Balance — December 31, 2003	34,706,130	155,237
Issued for cash on exercise of options	251,550	2,000

Balance — December 31, 2004	34,957,680	$157,237

(c) Stock options

The Corporation has a stock option plan for officers, directors, employees and consultants. Options are exercisable at the market price of the shares on the grant date, vest in equal portions at the end of the first, second and third years and expire no later than seven years from the date of grant. Options outstanding and changes during the years ended December 31, 2004, 2003 and 2002 are:

		2004		2003		2002

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding — beginning of period	2,097,700	$14.88	2,038,202	$14.30	2,123,967	$12.51
Granted	930,000	$10.53	675,000	$14.40	525,000	$19.35
Exercised	(251,550)	$7.95	(363,334)	$9.39	(450,865)	$10.74
Expired	(240,150)	$15.03	(252,168)	$16.77	(159,900)	$16.87

Outstanding — end of period	2,536,000	$14.01	2,097,700	$14.88	2,038,202	$14.30

Exercisable — end of period	1,540,800	$9.43	1,053,800	$13.71	858,795	$11.64

At December 31, 2004, the Corporation had 1,008,143 options available for future issue. Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,536,000 (2003 – 2,097,700, 2002 – 2,038,200).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2004 are as follows:

		Weighted-	Weighted-		Weighted-
	Options	average	average	Vested	average
	outstanding	years to expiry	exercise Price	options	exercise price

$7.00 – 10.50	743,100	5.5	$9.58	214,200	$8.75
$10.50 – 15.75	884,300	4.8	$13.40	418,000	$13.02
$15.75 – 19.35	908,600	2.2	$18.61	908,600	$18.61

TESCO CORPORATION 2004 ANNUAL REPORT	27

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option pricing model, are as follows:

			Time to	Risk free		Fair
	Options	Exercise	exercise	interest		value
Date of grant	granted	price	(years)	rate	Volatility	($000)

March 14/02	525,000	$19.35	4	4.83%	71%	5,770
March 26/03	100,000	$14.40	4	4.47%	58%	707
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
August 8/03	10,000	$12.90	4	3.82%	56%	60
May 6/04	610,000	$9.89	6	4.31%	62%	3,672
August 25/04	200,000	$11.85	6	4.51%	58%	1,396
September 6/04	100,000	$11.53	6	4.46%	58%	678
December 22/04	20,000	$11.84	6	4.04%	58%	137

The Corporation does not anticipate paying any dividends during the expected life of these options. The weighted average fair value of options granted during the year was $6.33 (2003 – $6.98, 2002 – $10.99).

The Corporation has not recognized any compensation expense in respect of options granted prior to January 31, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to increase the loss for the year by $574 (2003: $1,247, 2002: $2,867) to $0.13 per diluted share (2003 – $0.75 per diluted share, 2002 – $0.11 per diluted share).

12. Financial Expense

Items comprising net financial expense are:

	2004	2003	2002

Interest income	$(750)	$(630)	$(2,473)
Interest expense	4,170	5,259	5,606
Foreign exchange (gain) loss	2,316	3,048	1,135
Equity in earnings of affiliate	—	(364)	(31)
Other financial items	491	(94)	(1,539)

	$6,227	$7,219	$2,698

Interest expense includes $4,082 (2003 – $5,095, 2002 – $5,493) in respect of debt initially incurred for a period exceeding one year.

Other financial items, for the year ended December 31, 2002, included income of $1,071 in respect of an interest rate swap arrangement entered into and closed out during 2002.

28	TESCO CORPORATION 2004 ANNUAL REPORT

13. Restructuring Charges and Other Exceptional Items

During 2003, the Corporation undertook a review of its cost structure and resource base in the context of current and anticipated business conditions. As a result of this review, actions were taken or committed to that resulted in the Corporation recording substantial charges against earnings for that year that are non-recurring and do not typify normal business activities of the Corporation. In 2004, additional changes were identified that resulted in further charges. These charges are:

	2004	2003
Workforce reduction. Approximately 10% of the Corporation’s work force was laid off in June 2003; further lay offs occurred in November 2003 and December 2004. Full provision has been made for the costs associated with these personnel reductions. In addition, the Corporation committed to closing its administrative office in Pau, France in 2003 and shutting down its operations in Algeria in 2004. Full provision has been made for severance and other costs associated with these closures.	1,950	3,217

Rationalization of manufacturing facilities. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. A provision was taken in 2003 for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs. The Corporation completed the sale of all of the land in 2004 at an amount that resulted in a recovery of $377 over the written down value. In 2004, management committed to a plan to consolidate all of its manufacturing activities into the machine shop building acquired in 2003. This plan requires the disposal of a number of the machine tools acquired with the building. Management has written down the book value of these machines to their estimated recoverable value, established through an independent appraisal obtained in February 2005, resulting in a charge of $1,174.
	797	2,614

Write down of inventories Based on its review of inventory and in light of existing business conditions, the Corporation identified obsolete components as well as items where its inventory levels were higher than required to support existing products and current manufacturing activity. Management wrote down this inventory to its estimate of net realizable value.	—	9,422

	$2,747	$15,253

Reserves included in the Corporation’s balance sheet at December 31, 2004 and 2003 were as follows:

Workforce
reduction

Reserve at December 31, 2003	313
Paid in 2004	(313)
Added in 2004
Reserve at December 31, 2004	1,240

1,240

TESCO CORPORATION 2004 ANNUAL REPORT	29

In addition to these items, the Corporation’s results for the years ended December 31, 2004 and 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

	2004	2003
Impairment of drilling equipment. The Corporation has identified certain assets included in its fleet of drilling equipment that management has assessed as being unable to recover their capitalized cost over their economic life. These assets, which consist of prototype or specific purpose items, were put into service at a cost in excess of that which is recoverable from the activities for which they will now be utilized.	2,104	—

Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.	—	2,978

Retrofit electric top drive. The Corporation identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the retrofit required to correct this problem that are in excess of the warranty provision made at the time of the sale.	—	4,886

Write off deferred maintenance costs. The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2003.	—	2,105

Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.	—	2,858

	$2,104	$12,827

The total charge of $4,851 (2003 – $28,080) has been attributed $1,967 to Wellsite Services Division (2003 – $2,942), $2,061 to Products Division (2003 – $19,435) and the balance of $823 relates to Corporate activities and assets (2003 – $5,703).

14. Income Taxes

Income tax expense (recovery) varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 33.3% (2003 – 36.8%, 2002 – 39.3%) due to the following factors:

	2004	2003	2002

Income (loss) from continuing operations before income taxes	$(4,603)	$(35,227)	$(1,481)

Expected income tax expense (recovery)	$(1,535)	$(12,964)	$(581)
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	167	290	252
Non-deductible expenses (including stock compensation expense)	1,285	979	183
Non-taxable portion of capital gains and losses	(222)	(1,322)	—
Effect of changes in expected tax rates in computing future taxes	366	682	497
Tax rates applied to earnings not attributed to Alberta	2,325	1,486	(696)
Impairment of future tax assets	320	—	—
Other	260	—	—

Income tax expense (recovery) for the year	$2,966	$(10,849)	$(345)

30	TESCO CORPORATION 2004 ANNUAL REPORT

The Corporation has provided for future taxes on the anticipated reversal of differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes. $17,802 of these differences relates to provisions recorded in the consolidated financial statements that are expected to be deductible for income taxes purposes in 2005; the tax recovery associated with these provisions of $6,071 is included in current assets. The Corporation has also recognized a non-current future tax benefit of $13,161(2003 — $12,284, 2002 — $5,355) on the carry forward of non-capital losses of $48,939 (2003 — $45,990, 2002 — $18,712). Non-capital losses of the company may be carried forward and applied to reduce future taxable income subject to specific time limits, the losses carried forward at December 31, 2004 expire as follows:

Expiry year	Amount of loss

2005	$278
2006	$9,944
2007	$6,912
2009	$9,631
2010	$19,196
2014	$2,978

A non-current future tax benefit of $2,475 has also been recognized for unutilized foreign tax credits arising from taxes paid on foreign branch operations that are creditable against the Corporation’s Canadian taxes in the future subject to specific time limits as follows.

Expiry year	Amount of loss

2009	$16
2010	$2,459

A non-current future tax liability of $12,271 (2003 — $14,630, 2002 — $13,963) has been provided in respect of timing differences, substantially all of which relate to the Corporation’s capital assets, totaling $33,166 (2003 — $47,357, 2002 — $42,646). No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

15. Supplementary Cash Flow Information

(a) Components of changes in non-cash balances affecting operations are:

	2004	2003	2002

Decrease in accounts receivable	$877	$16,991	$11,800
Decrease (increase) in inventories	5,267	4,124	(13,489)
Increase (decrease) in accounts payable and accrued liabilities	(4,945)	4,459	(10,285)
Decrease (increase) in income taxes recoverable	(2,433)	3,237	(5,466)
Reclassification of foreign tax installments to future taxes	(2,545)	—	—

	$(3,779)	$28,811	$(17,440)

(b) Cash payments in respect of:

	2004	2003	2002

Interest	$4,956	$5,267	$4,422
Income taxes	$9,229	$5,233	$8,702

(c) Cash receipts in respect of:

	2004	2003	2002

Interest	$750	$676	$2,642
Income tax refunds	$301	$6,439	$2,637

TESCO CORPORATION 2004 ANNUAL REPORT	31

16. Commitments

The Corporation has non-cancelable operating lease commitments as follows:

	Manufacturing
	and operations
	facilities	Equipment

2005	$1,215	$121
2006	634	69
2007	428	39
2008	122	—
2009	121	—
Thereafter	—	—

17. Segment Information

The Corporation’s operations are principally in the manufacturing and oil and gas service sectors. The Corporation has two operating divisions that provide different products and services to the Corporation’s customers. The operating divisions are:

•	Products – provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas industry;

•	Wellsite Services – provides services, including the use of specialized equipment, primarily to oil and gas operators.

Operating divisions report their results of operations to the level of earnings before income taxes. Certain functions, including product development activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with items comprising the group’s net financial expense and income taxes, are not allocated to operating divisions.

Significant financial information relating to the operating divisions is as follows:

Year ended December 31, 2004

			Depreciation	Earnings
	Revenues		and	(loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$27,138	$47,052	$2,905	$1,967	$49,332	$359
Wellsite Services	3,892	132,009	14,876	20,372	158,482	8,791

	$31,030	$179,061	17,781	22,339	207,814	9,150

Intersegment eliminations			(799)	1,017	(4,719)	—
Product development			—	(3,882)	5,408	5
Corporate items			1,923	(24,077)	70,229	952

			$18,905	$(4,603)	$278,732	$10,107

Year ended December 31, 2003

			Depreciation	Earnings
	Revenues		and	(loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$39,245	$57,841	$1,592	$8,763	$57,047	$3,258
Wellsite Services	5,389	127,822	14,169	13,009	206,747	19,705

	$44,634	$185,663	15,761	21,772	206,794	22,963

Intersegment eliminations			(1,272)	1,055	(5,903)	—
Product development			567	(10,460)	6,203	107
Corporate items			1,806	(47,594)	73,285	954

			$16,862	$(35,227)	$337,379	$24,024

32	TESCO CORPORATION 2004 ANNUAL REPORT

Year ended December 31, 2002
			Depreciation
	Revenues		and	Earnings (loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$47,632	$57,980	$1,139	$9,448	$82,153	$3,894
Wellsite Services	6,291	94,433	8,635	12,849	185,327	35,791

	$53,923	$152,413	$9,774	$22,297	$267,480	$39,685

Intersegment eliminations			30	(449)	(4,143)	(419)
Product development			572	(11,707)	8,048	7,263
Corporate items			1,701	(11,622)	82,405	11,071

			$12,077	$(1,481)	$353,790	$57,600

The Corporation’s goodwill of $11,106 (2003 – $7,504, 2002 – $4,170) is included in total assets attributed to the Wellsite Services Division.

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

		Property, plant,
Year ended December 31, 2004	Sales	equipment and goodwill

Canada	$21,423	$32,955
United States	92,224	65,942
Mexico	9,095	4,264
South America	14,137	14,686
South East Asia	25,570	12,108
Europe, Africa and Middle East	16,612	9,221

		Property, plant,
Year ended December 31, 2003	Sales	equipment and goodwill

Canada	$31,396	$35,011
United States	83,230	73,980
Mexico	29,250	4,917
South America	9,007	16,102
South East Asia	19,242	11,578
Europe, Africa and Middle East	13,538	10,946

		Property, plant,
Year ended December 31, 2002	Sales	equipment and goodwill

Canada	$19,271	$52,975
United States	50,538	59,001
Mexico	16,288	5,260
South America	14,799	14,706
South East Asia	28,138	12,120
Europe, Africa and Middle East	23,379	11,886

For the year ended December 31, 2004, and 2002 no single customer represented more than 10% of total revenues.

For the year ended December 31, 2003, the Corporation earned Wellsite Services revenue from one customer of $18,693, representing slightly more than 10% of total revenues for the year.

TESCO CORPORATION 2004 ANNUAL REPORT	33

18. Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2004, 2003 and 2002, the principal differences that result in material measurement changes in the consolidated financial statements of the Corporation are:

(a) Accounting for product development costs

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.

(b) Accounting for deferred maintenance costs

Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which were capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP. The Corporation changed its method of accounting for these costs in 2003, eliminating this item as an accounting difference for the year ended December 31, 2003 forward (Note 8).

(c) Valuation of options and warrants

Prior to January 1, 2002, the requirement to account for equity instruments issued for purposes other than compensation of employees at the fair value of the instrument on its grant date was applicable only under U.S. GAAP. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. Under U.S. GAAP, these options and warrants had a fair value at their grant date of approximately $3,675, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 19(a)).

(d) Reduction of capital

In November 1993, the Corporation reduced its share capital by $13,842 to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.

(e) Future taxes

Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.

(f) Repricing stock options

U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

(g) Investment

Under U.S. GAAP, marketable securities held as portfolio investments for Canadian GAAP are carried on the balance sheet at market value as at the balance sheet date. U.S. GAAP requires that temporary differences between the market and carrying values of investments at reporting dates be reflected through a statement of other comprehensive income. For the year ended December 31, 2004, the Corporation would have reflected an increase in the carrying value of its investment of $540 to adjust to market value at that date through other comprehensive income under U.S. GAAP.

34	TESCO CORPORATION 2004 ANNUAL REPORT

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings

	2004	2003	2002

Net earnings (loss) — Canadian GAAP	$(7,569)	$(24,378)	$(1,136)

Adjusted for:
Product development costs	1,097	1,097	1,039
Deferred maintenance costs	—	2,105	(2,105)

	1,097	3,202	(1,066)
Tax effect	(351)	(1,025)	352

	746	2,177	(714)

Net earnings (loss) — U.S. GAAP	$(6,823)	$(22,201)	$(1,850)

Net earnings (loss) per common share (basic)
Canadian GAAP	$(0.22)	$(0.71)	$(0.03)

U.S. GAAP	$(0.20)	$(0.64)	$(0.05)

Net earnings (loss) per common share (diluted)
Canadian GAAP	$(0.22)	$(0.71)	$(0.03)

U.S. GAAP	$(0.20)	$(0.64)	$(0.05)

Consolidated Statements of Retained Earnings

	2004	2003	2002

Retained earnings, beginning of year
Canadian GAAP	$64,570	$88,948	$90,084
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(22,634)	(24,811)	(24,097)

	41,936	64,137	65,987
Net earnings (loss) for the periods, U.S. GAAP	(6,823)	(22,201)	(1,850)

Retained earnings, end of period, U.S. GAAP	$35,113	$41,936	$64,137

TESCO CORPORATION 2004 ANNUAL REPORT	35

Consolidated Balance Sheets

	2004	2003	2002

Intangible and other assets
Canadian GAAP	$12,127	$15,191	$16,875
Adjusted for:
Product development costs	(7,258)	(8,355)	(9,454)
Deferred maintenance costs	—	—	(2,105)

U.S. GAAP	$4,869	$6,836	$5,316

Investment
Canadian GAAP	$7,830	$7,830	$10,324
Adjusted for:
Market value adjustment charged to other comprehensive income	(810)	(1,350)	—

U.S. GAAP	$7,020	$6,480	$10,324

Future income taxes
Canadian GAAP	$(9,436)	$(4,433)	$8,608
Adjusted for:
Tax effect of Canadian/U.S. GAAP differences	(4,233)	(4,450)	(5,475)

U.S. GAAP	$(13,669)	$(8,883)	$3,133

Share capital
Canadian GAAP	$157,237	$155,237	$151,826
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$171,079	$169,079	$165,668

Contributed surplus
Canadian GAAP	$4,741	$1,711	$—
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,660
Compensation expense for repriced options	315	315	315

U.S. GAAP	$8,716	$5,686	$3,975

Other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Recovery (decline) in fair value of investment	540	(1,350)	—
Tax effect thereon	134	—

U.S. GAAP	$647	$(1,350)	$—

In addition to these measurement differences, U.S. GAAP would require the Corporation to record $Nil (2003 – $14,308) of the charges included in restructuring charges and other exceptional items for the year ended December 31, 2004 in cost of sales.

19. Recent Accounting Pronouncements

In January 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants released new accounting rules for derivatives and other financial instruments. These rules, which will not be effective until the Corporation’s 2006 fiscal year, will substantially harmonize Canadian accounting for derivatives and other financial instruments with US accounting standards. Management is unable at this time to estimate the effect of these changes on the Corporation’s future financial statements.

36	TESCO CORPORATION 2004 ANNUAL REPORT

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment [1,2]
Independent Businessman
Calgary, Alberta

Gary L. Kott [1,3]
Independent Businessman
Montgomery, Texas

William S. Rice [2,3]
Chairman of the Board
Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson [1,3]
Independent Businessman
Calgary, Alberta

Michael W. Sutherlin [2]
Executive Vice President
Joy Global Inc.
Sewickley, Pennsylvania

C. Thomas Weatherford [1]
Independent Businessman
Los Gatos, California

Robert M. Tessari
President and Chief Executive Officer
TESCO Corporation
Calgary, Alberta

Julio M. Quintana
Executive Vice President and
Chief Operating Officer
TESCO Corporation
Sugarland, Texas

1. Audit Committee
2. Corporate Governance Committe
3. Compensation Committee

OFFICERS

Robert M. Tessari
President and Chief Executive Officer

Julio M. Quintana
Executive Vice President and
Chief Operating Officer

Michael C. Kearney
Executive Vice President and
Chief Financial Officer

Per G. Angman
Senior Vice President
Engineering and Manufacturing

K. Evert Beierbach
Senior Vice President
Operations

Nigel M. Lakey
Vice President
Marketing and Business
Development

Robert C. Van Walleghem
General Counsel and
Corporate Secretary

BANKERS

Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

Gardere Wynne Sewell LLP
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS

Computershare Trust Company
of Canada
Calgary, Alberta

Computershare Trust Company
Denver, Colorado

LOCATIONS

TESCO Corporation
(Corporate Headquarters)
6204 – 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel: 403 233 0757
Fax: 403 252 3362

TESCO Operations
(Manufacturing)
4930 – 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel: 403 301 4200
Fax: 403 253 3578

TESCO Corporation (US)
11330 Brittmore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

TESCO Services Inc.
11330 Brittmore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

TESCO Corporation Sucursal Mexico &
TESCO Oilfield Services de Mexico
Poniente 1 Sur
Manzana L, Lote 2A y 2B
Puerto I. Pesquero "Laguna Azul"
24140 Ciudad del Carmen, Campeche
Mexico
Tel: 011 52 938 382 7645
Fax: 011 52 938 384 2116

TESCO Corporation Sucursal
Argentina
Av. Belgrano 1217
6to Piso, Oficina 64
C1093AAA – Buenos Aires,
Argentina
Tel: 011 54 114 384 0199
Fax: 011 54 114 384 0191

TESCO Corporation Sucursal
Venezuela
Ave. Stadium, Centro Com. Judibana
(CADA) 1er Piso, Local 8
Puerto la Cruz, Edo Anzoategui
Venezuela
Tel: 011 58 281 267 2931
Fax: 011 58 281 266 0790

PT TESCO Indonesia
Ratu Plaza Office Tower
12th Floor, Jl. Jend. Sudirman No. 9
Jakarta 10270 Indonesia
Tel: 011 62 021 725 5454
Fax: 011 62 021 725 5352

Produced by ion communications

CORPORATE INFORMATION DIRECTORS Per G. Angman TESCO Operations Fred J. Dyment 1, 2 Senior Vice President (Manufacturing) Independent Businessman Engineering and Manufacturing 4930 74th Avenue Calgary, Alberta Calgary, Alberta K. Evert BeierbachTel: 403 301 4200 Gary L. 1, 3 Kott Senior Vice President Fax: 403 253 3578 Independent Businessman Operations Montgomery, Texas TESCO Corporation(US) Nigel M. Lakey 11330 Brittmore William S. Rice 2, 3 Vice President Houston, Texas Chairman of the Board Marketing and Business Tel: 713 849 5900 Bennett Jones LLP Development Fax: 713 849 0075 Calgary, Alberta Robert C. Van Walleghem TESCO Services Norman W. Robertson 1, 3 General Counsel and 11330 Brittmore Independent Businessman Corporate Secretary Houston, Texas Calgary, Alberta Tel: 713 849 5900 BANKERS Fax: 713 849 0075 Michael W. Sutherlin 2 Bank of Nova Scotia Executive Vice President Calgary, Alberta TESCO Corporation& Joy Global Inc. TESCO Oil eld Sewickley, Pennsylvania Sterling Bank Poniente 1 Sur Houston, Texas Manzana L, Lote C. Thomas Weatherford 1 Puerto I. Pesquero Independent Businessman LEGAL COUNSEL 24140 Ciudad del Los Gatos, California Mexico Bennett Jones LLP Tel: 01152 938 382 Calgary, Alberta Fax: 01152 938 384 Robert M. Tessari President and Chief Gardere Wynne Sewell LLP Executive O cer TESCO Corporation TESCO Corporation Houston, Texas Calgary, Alberta Argentina Av. Belgrano 1217 AUDITORS 6to Piso, O cina Julio M. Quintana PricewaterhouseCoopers C1093AAA Buenos LLP ExecutiveVice Presidentand Calgary, Alberta Argentina Chief Operating O cer TESCO Corporation Tel: 011 54 114 Sugarland, Texas TRANSFER AGENTS Fax: 011 54 114 Computershare Trust Company 1. Audit Committee of Canada TESCO Corporation 2. Corporate Governance Calgary, Alberta Committe Venezuela 3. Compensation Committee Ave. Stadium, Computershare Trust (CADA) 1er Piso, Company OFFICERS Denver, Colorado Puerto la Cruz, gui Venezuela Robert M. Tessari Tel: 58 281 267 011 LOCATIONS President and Chief Executive O cer Fax: 011 58 281 TESCO Corporation
Julio M. Quintana (Corporate Headquarters) PT TESCO Indonesia ExecutiveVice Presidentand 6204 6A Street S.E. Ratu Plaza O ce ChiefOperatingO cer Calgary, Alberta T2H 2B7 12th Floor, JI. Tel: 403 233 0757 Jakarta 10270 Michael C. KearneyFax: 403 252 3362 Tel: 011 62 021 54 ExecutiveVice Presidentand Fax: 011 62 021 Chief Financial O cer

TESCO CORPORATION 6204 6A Street S.E. CALGARY, aLBERTA T2H 2B7 Calgary, Street S.E. Tel: 403 2330757 Fax: 403 252 3362 investor@tescocorp.com
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